Exhibit 99.4

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

Public Company

MINUTES OF THE 41st EXTRAORDINARY MEETING OF

THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 18, 2007, at 4:00 p.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Payment of Interest over Company Capital: The Board approved, jointly with the Fiscal Council, the payment of R$ 62,700,000.00 (sixty two million and seven thousand reais), corresponding to R$ 0.33795681  per share outstanding, with holding tax of 15%, exception made to the income tax exempt. These interest over company capital will be included in compulsory dividends, according to the current law. The right will be created for shareholders on December 28, 2007, the ex-date will be on January 02, 2008 and the payment will be on February 29, 2008. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nr 2 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 31).